             [CHINA EASTERN AIRLINES CORPORATION LIMITED LETTERHEAD]








                                                                December 7, 2006




Via EDGAR
---------

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

     Re:  Annual Report on Form 20-F for the Fiscal Year
          Ended December 31, 2005 (File No. 001-14550)
          ----------------------------------------------

Dear Mr. Humphrey:

     China Eastern Airlines Corporation Limited (the "Company") has received the comment letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 1, 2006, relating to (i) the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "Form 20-F") and (ii) the Company's letter to the Staff (the "Prior Response Letter"), dated November 28, 2006, in response to the Staff's prior comment letter, dated October 30, 2006, relating to the Form 20-F. On behalf of the Company, I wish to thank you and the other members of the Staff for taking the time to review the Form 20-F and the Prior Response Letter and for providing us with your additional helpful comment.

     The Company notes that the Staff has requested that the Company respond to the Staff's comment within ten (10) business days from the date of the Comment Letter. The Company has carefully reviewed and considered the Staff's comment, and is in the process of preparing its response to the comment. Regrettably, the Company believes that it will not be in a position to respond to the Staff's comment within ten (10) business days. However, the Company expects that it will be in a position to respond to the Staff's

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Mr. David R. Humphrey                                                      - 2 -


comment by January 15, 2007, and would be grateful if the Staff could accommodate the Company in this regard.

     Thank you again for your time. Please feel free to contact Ms. Nian Zhou (Investor Relations, Office of the Secretary of the Board of Directors) at 86-21-5113-0922 with any questions you may have.


                                                Sincerely,


                                                /s/ LUO Weide
                                                --------------------------------
                                                LUO Weide
                                                Chief Financial Officer


cc:     Lyn F. Shenk
        Beverly A. Singleton
        (Securities and Exchange Commission)

        Nian Zhou
        (China Eastern Airlines Corporation Limited)

        Jack Li
        Frederick Mang
        (PricewaterhouseCoopers)

        Chun Wei
        Xiaodong Yi
        Liu Fang
        (Sullivan & Cromwell LLP)